EXHIBIT 99.1

Re: B Communications Announces Update in Schedule for Transaction with Searchlight Capital Partners

Ramat Gan, Israel - June 3, 2019 - B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM).

The Company announced today the following updated schedule for advancing the transaction with Searchlight Capital Partners (“Searchlight”).

Further to the Company’s previous reports, Searchlight have extended its offer until June 18th at 7pm IST (the “Deadline”) with the following milestones as were agreed by the Company and Internet Gold-Golden Lines Ltd. (“IGLD”):

1.	Final SPA, Indenture, Pledge and Equity Commitment Letters (the “Definitive Documents”) to be published to both the Company’s and IGLD’s bondholders by June 10th;

2.	The holders of debentures of each IGLD and the Company to vote on the Definitive Documents no later than June 17th;

3.	To the extent there is insufficient quorum, a delayed vote will be held on June18th;

4.	The Definitive Documents will be signed by all parties by the Deadline.

There is no guarantee that the milestones will be met in accordance with the timetable above, and there is no agreement that the Definitive Documents will be signed.

Forward-Looking Statements

This report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.